Exhibit 99.2

CONTINEUM THERAPEUTICS, Inc.

Notice of Inducement Performance-Based Stock Option Grant

In accordance with the terms of the offer letter, dated April 3, 2025, by and between Contineum Therapeutics, Inc. (the “Company”) and Timothy Watkins (“Optionee”), the Compensation Committee of the  Company’s Board of Directors has granted the Optionee a Performance-Based Stock Option (the “Option”) in accordance with the terms of this Notice of Inducement Performance-Based Stock Option Grant (Early Exercise) and the accompanying Inducement Performance-Based Stock Option Agreement (the “Stock Option Agreement”).

Optionee has been granted an Option to purchase shares of the Company’s Class A Common Stock as follows:

Name of Optionee:	Timothy Watkins

Total Number of Shares:	26,000

Type of Option:	Nonstatutory Stock Option

Exercise Price per Share:	$4.50

Date of Grant:	April 28, 2025

Vesting Commencement Date:	April 28, 2025

Exercisability:	This Option may only be exercised for vested Shares.

Vesting Schedule:

Vesting of this Option is dependent upon the achievement of both the performance-based and service-based conditions set forth below, both of which much be satisfied in order for the Shares subject to this Option to vest.

Performance-Based Condition:

The Shares subject to this Option shall be eligible to vest in full, subject to the service-based condition below, on the earlier of the date the Company successfully opens (i) the 50th clinical site or (ii) 50% of the total clinical sites, in each case, for its planned Phase 2 trial of PIPE-791 in IPF if the first to occur of these performance-based conditions is satisfied within two years of the Vesting Commencement Date.

The Company’s Board of Directors (the “Board”) or Compensation Committee of the Board (the “Compensation Committee”), in its sole discretion, shall determine whether and to what extent the performance-based condition has been achieved.  To the extent the Board or the Compensation Committee determines that the performance-based condition has not been achieved,  the Shares shall be forfeited as of the date the Board or Compensation Committee makes such determination.  The determination of the Board or Compensation Committee shall be final and binding on all persons.

Service-Based Condition:

Subject to the achievement of the performance-based condition above, the service-based condition applicable to the option will be satisfied if the Optionee remains in continuous Service through the date of the achievement of the performance-based condition set forth above.

Accelerated Vesting:	The optionee is a Tier 2 Participant under the Company’s Executive Severance Plan, and the Shares shall be subject to accelerated vesting in accordance with the term of the Executive Severance Plan.

Expiration Date:

April 28, 2035. This Option expires earlier if the Optionee’s Service terminates earlier, as described in the Stock Option Agreement, and may terminate earlier in connection with certain corporate transactions as described in the attached Stock Option Agreement.

You and the Company agree that this Option was granted outside of the Company’s 2024 Equity Incentive Plan (the “Plan”) as an “inducement grant” within the meaning of NASDAQ Listing Rule 5635(c)(4). While the Option was granted outside the Plan, you and the Company agree that the terms and conditions of this Option will be governed in all respects similar to a performance-based stock option issued under the Plan, as currently in effect and as may be amended hereafter from time to time. In addition, unless otherwise defined herein, the defined terms used in this Stock Option Agreement shall have the same meanings as the defined terms under the Plan, except as provided in the Executive Severance Plan.

The Company may, in its sole discretion, decide to deliver any documents related to this Option and all other documents that the Company is required to deliver to Optionee in connection with this Option (including annual reports and proxy statements) by email or other electronic means (including by posting them on a website maintained by the Company or a third party under contract with the Company).  You hereby consent to receive such documents by electronic delivery and agree to participate through any on-line or electronic system established and maintained by the Company or another third party designated by the Company.  You acknowledge that you may incur costs in connection with any such delivery by means of electronic transmission, including the cost of accessing the Internet and printing fees, and that an interruption of Internet access may interfere with your ability to access the documents.

The Optionee further agrees to comply with the Company’s Insider Trading Policy when selling shares of the Company’s common stock.

CONTINEUM THERAPEUTICS, INC.	OPTIONEE: Timothy Watkins

By: /s/ Carmine Stengone	/s/ Tim Watkins
Name: Carmine Stengone	Signature
Title: Chief Executive Officer
May 1, 2025
Date

Contineum Therapeutics, Inc.

Inducement Performance-Based Stock Option Agreement

Grant of Option

Subject to all of the terms and conditions set forth in the Notice of Inducement Performance-Based Stock Option Grant (the “Grant Notice”), this Inducement Performance-Based Stock Option Agreement (the “Stock Option Agreement”) and the Plan, the Company has granted you an option to purchase up to the total number of shares specified in the Grant Notice at the exercise price indicated in the Grant Notice.

All capitalized terms used in this Stock Option Agreement shall have the meanings assigned to them in this Stock Option Agreement, the Grant Notice or the Plan.

Tax Treatment	This Option is intended to be a Nonstatutory Stock Option.

Vesting

This Option vests and becomes exercisable in accordance with the vesting schedule set forth in the Grant Notice.

In no event will this Option vest or become exercisable for additional shares after your Service has terminated for any reason unless expressly provided in a written agreement between you and the Company.

Forfeiture	The shares subject to this Option shall be subject to forfeiture and will not be eligible to vest to the extent the performance-based condition set forth in the Grant Notice is not achieved.

Term of Option

This Option expires in any event at the close of business at Company headquarters on the day before the 10th anniversary of the Date of Grant, as shown in the Grant Notice. (This Option will expire earlier if your Service terminates earlier, as described below, and this Option may be terminated earlier in accordance with Article 9 of the Plan.)

Termination of Service

If your Service terminates for any reason, this Option will expire to the extent it is unvested as of your termination date and does not vest as a result of your termination of Service. The Company determines whether and when your Service terminates for all purposes of this Option.

Regular Termination

If your Service terminates for any reason except death or total and permanent disability, then this Option, to the extent vested as of your termination date, will expire at the close of business at Company headquarters on the date three months after your termination date.

Death

If your Service terminates as a result of your death, then this Option, to the extent vested as of the date of your death, will expire at the close of business at Company headquarters on the date twelve months after the date of death.

Disability

If your Service terminates because of your total and permanent disability, then this Option, to the extent vested as of your termination date, will expire at the close of business at Company headquarters on the date six months after your termination date.

For all purposes under this Agreement, “total and permanent disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Leaves of Absence and Part-Time Work

For purposes of this Option, your Service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing, and if continued crediting of Service is required by applicable law, the Company’s leave of absence policy or the terms of your leave. However, your Service terminates when the approved leave ends, unless you immediately return to active work.

If you go on a leave of absence, or if you commence working on a part-time basis, the Company may adjust the vesting schedule in accordance with the Company’s leave of absence policy or the terms of your leave or so that the rate of vesting is commensurate with your reduced work schedule, as applicable.

Restrictions on Exercise	The Company will not permit you to exercise this Option if the issuance of shares at that time would violate any law or regulation.

Notice of Exercise

When you wish to exercise this Option, you must notify the Company by filing the proper “Notice of Exercise” form at the address given on the form or, if the Company has designated a third party to administer the Plan, you must notify such third party in the manner such third party requires. Your notice must specify how many shares you wish to purchase. The notice will be effective when the Company receives it.

However, if you wish to exercise this Option by executing a same-day sale (as described below), you must follow the instructions of the Company and the broker who will execute the sale.

If someone else wants to exercise this Option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

You may only exercise your Option for whole shares.

Form of Payment

When you submit your notice of exercise, you must make arrangements for the payment of the Option exercise price for the shares that you are purchasing. To the extent permitted by applicable law, payment may be made in one (or a combination of two or more) of the following forms:

●    By delivering to the Company your personal check, a cashier’s check or a money order, or arranging for a wire transfer.

●    By giving to a securities broker approved by the Company irrevocable directions to sell all or part of your Option Shares and to deliver to the Company, from the sale proceeds, an amount sufficient to pay the option exercise price and any Tax-Related Items (as defined below). (The balance of the sale proceeds, if any, will be delivered to you.) The directions must be given in accordance with the instructions of the Company and the broker. This exercise method is sometimes called a “same-day sale.”

The Company may permit other forms of payment in its discretion.

Withholding Taxes

Regardless of any action the Company (or, if applicable, the Parent, Subsidiary or Affiliate employing or retaining you (the “Employer”)) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related this Option and legally applicable to you (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company and/or the Employer. You further acknowledge that the Company and the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options, including, but not limited to, the grant, vesting or exercise of the Option, the issuance of shares upon exercise of the Option, the subsequent sale of shares acquired pursuant to such exercise and the receipt of any dividends and/or any dividend equivalents; and (2) do not commit to and are under no obligation to structure the terms of the Option or any aspect of the Option to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to tax in more than one jurisdiction, you acknowledge that the Company and/or the Employer may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

You will not be allowed to exercise this Option unless you make arrangements acceptable to the Company and/or the Employer to pay any Tax-Related Items that the Company and/or the Employer determine must be withheld. These arrangements include payment in cash or via the same-day sale procedure described above. With the Company’s consent, these arrangements may also include (a) withholding shares of the Company’s Class A Common Stock that otherwise would be issued to you when you exercise this Option with a value equal to withholding taxes, (b) surrendering shares of the Company’s Class A Common Stock that you previously acquired with a value equal to the withholding taxes, or (c) withholding cash from other compensation. The value of withheld or surrendered shares of the Company’s Class A Common Stock, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to the Tax-Related Items.

Restrictions on Resale

You agree not to sell any Option Shares at a time when applicable laws, Company policies or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your Service continues and for such period of time after the termination of your Service as the Company may specify.

Transfer of Option

Prior to your death, only you may exercise this Option. You cannot transfer or assign this Option. For instance, you may not sell this Option or use it as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will or by means of a written beneficiary designation (if authorized by the Company and to the extent such beneficiary designation is valid under applicable law) which must be filed with the Company on the proper form; provided, however, that your beneficiary or a representative of your estate acknowledges and agrees in writing in a form reasonably acceptable to the Company, to be bound by the provisions of this Agreement as if such beneficiary or representative of the estate were you.

Regardless of any marital property settlement agreement, the Company is not obligated to honor a notice of exercise from your former spouse, nor is the Company obligated to recognize your former spouse’s interest in your Option in any other way.

No Retention Rights

You understand that neither this Option nor this Agreement alters the at-will nature of your relationship with the Company. Your Option or this Agreement does not give you the right to be retained by the Company, a Parent, Subsidiary, or an Affiliate in any capacity. The Company and its Parents, Subsidiaries, and Affiliates reserve the right to terminate your Service at any time, with or without cause.

Stockholder Rights

You, or your estate or heirs, have no rights as a stockholder of the Company until you have exercised this Option by giving the required notice to the Company, paying the exercise price, and satisfying any applicable Tax-Related Items. No adjustments are made for dividends or other rights if the applicable record date occurs before you exercise this Option.

Recoupment Policy	This Option, and the shares acquired upon exercise of this Option, shall be subject to any Company recoupment or clawback policy in effect from time to time.

Adjustments

In the event of a stock split, a stock dividend or a similar change in Company stock, the number of shares covered by this Option and the exercise price per share will be adjusted in accordance with the adjustment of shares under the Plan.

Effect of Significant Corporate Transactions	If the Company is a party to a merger, consolidation, or certain change in control transactions, then this Option will be treated in accordance with Article 9 of the Plan.

Applicable Law	This Agreement will be interpreted and enforced under the laws of the State of Delaware (without regard to its choice-of-law provisions).

Other Agreements

This Agreement, the Grant Notice, the Plan and the Executive Severance Plan constitute the entire understanding between you and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded. This Agreement may be amended only by another written agreement between the parties.

BY ACCEPTING THIS OPTION GRANT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE.